

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Mark J. Mize
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 77002

>   **Re: Petrohawk Energy Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 23, 2010**
>   **Response Letter Dated May 12, 2010**
>   **File No. 001-33334**

Dear Mr. Mize:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 5

Oil and Natural Gas Operations, page 12

1.   Response eight in your May 12, 2010 letter indicates that you have significant undeveloped acreage expiry over the next three years. Please disclose these figures as prescribed by Item 1208(b) of Regulation S-K.

Supplemental Oil and Gas Information (Unaudited), page 102

Oil and Natural Gas Reserves, page 102

2.   In part, your response 10 indicates a significant portion of your proved undeveloped
         locations are 2 or more offsets removed from a producing well(s). Tell us the statistics of
         your drilling history for such similarly situated locations, including the success rate by
         distance/location removed from production.

Exhibit 99.1

3.   Your response 14 noted the presentation of benchmark prices used by your third party
         engineer. Please include also the average adjusted product prices used in the estimation
         of your proved reserves.

         You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with
questions about engineering comments. Please contact me at (202) 551-3740 with any other
questions.

                                                      Sincerely,

                                                      H. Roger Schwall
                                                      Assistant Director